EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q3 2014 Production Update for its Twangiza Gold Mine, DRC,
and Brief Operations Overview

- Twangiza reports best quarterly gold production to date with 30% increase in gold production over Q3 2013

Toronto, Canada – October 7, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to report an increase of more than 30% in gold production at its Twangiza mine over the third quarter of 2013 and to provide a brief operations update for its Twangiza and Namoya gold mines in the Democratic Republic of the Congo (the “DRC”).

Twangiza Mine
Twangiza produced 27,171 ounces of gold in Q3 2014, an increase of 30.7% over the same quarter of 2013 and a 26.8% increase over Q2 2014. The Twangiza mine processed 394,500 tonnes of ore through the plant, an increase of 48.1% over the same quarter of 2013 and for an annualized rate of approximately 1.6 mtpa or 93% of the 1.7 mtpa design capacity. The Company will target an annualized quarterly production rate of 1.6 mtpa, with full capacity being reached under the most optimal conditions.

“We are extremely pleased to be reaping the full benefits of the Twangiza plant enhancements in the current monthly and quarterly gold production rates and to report that Twangiza has had its best quarterly production to date,” commented CEO John Clarke. “With the completion of these enhancements and the installation of a roof above the Run-of-Mine ore handling and stockpile area to secure an acceptable amount of dry material to maintain steady throughput, we are now focused on incremental operational efficiency in a more stable operating mode as we move into the rainy season.”

The Company’s 2014 third quarter production results for the Twangiza mine in comparison to the same quarter of 2013 and the previous quarter in 2014 are as follows:

	Units	Q3 2014	Q3 2013	Q2 2014	YTD Q3 2014
Total ore mined	Tonnes	589,288	494,535	485,276	1,370,888
Total ore milled	Tonnes	394,500	266,320	340,654	987,845
Head grade	g/t Au	2.60	2.83	2.44	2.58
Recovery	%	82.2	82.9	84.3	83.7
Strip ratio	t:t	0.74	1.36	0.80	0.88
Gold production	Ounces	27,171	20,784	21,431	68,739
Average gold price received	US$/ounce	1,233	1,329	1,292	1,254

At a steady state operating mode the operation will focus on continuous flow improvements, improving grade recovery and optimizing costs.

Namoya Project
The Company recovered 4,671 ounces of gold from Namoya in the third quarter of 2014. Note that Namoya is still in the pre-commercial production stage. Total tonnage of ore processed in the quarter was 150,304 tonnes, 141,099 tonnes stacked on the semi-agglomerated heap leach and 9,205 tonnes have been processed through the CIL portion of the plant.

Following a review of  several options regarding the Namoya plant for the most efficient and effective method to handle the excess fine material, which the Company detailed in earlier press releases (see Banro press releases dated July 9, 2014 and July 23, 2014), the Company has begun to implement a first phase. As such, the Company is advancing the acquisition of an agglomeration drum to allow Namoya to run as an agglomerated heap leach operation while pursuing options to best utilize the CIL plant to process this excess fines material and to optimize the previously reported 2015 production schedule targets.

“Advice from experts in heap leach operations confirmed managements preference to convert the Namoya operations to a more traditional agglomerated heap leach operation and we are confident that this first phase of enhancements to the Namoya plant can put production on track for improved operations,” commented CEO John Clarke.

Production guidance
At Twangiza, Banro expects to maintain the production rate it achieved in the third quarter of 2014 through the fourth quarter. Current guidance for Twangiza remains unchanged in the 90,000 to 100,000 ounce range for 2014.

Accounting for minor delays at Namoya due to the plant adjustments, Banro is updating its forecast for Namoya to provide 21,000 to 22,000 ounces of gold for 2014. Performance measures at Namoya will not be reported until the mine is in commercial production.

Qualified Person
Daniel K. Bansah, Head of Projects and Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

2

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.